UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                       Form N-8F

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1a.

      [ X ] MERGER

      [  ]  LIQUIDATION

      [  ]  ABANDONMENT OF REGISTRATION

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 of this form and complete verification at the end of the form.)

      [     ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
            Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  BayFunds.

3.    Securities and Exchange Commission File No.:  811-6296.

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [  ]  Initial Application           [ X ] Amendment

5.    Address of Principal Executive Office
          (include No. & Street, City, State, Zip Code):
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania
            15222-3779

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Victor R. Siclari, Esquire
            Federated Services Company
            Legal Department - 12th Floor
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania 15222-3779
            (412)288-1432

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

            Victor R. Siclari, Esquire
            Federated Services Company
            Legal Department - 12th Floor
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania  15222-3779
            (412)288-1432

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [ X ] Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X ] Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Commonwealth of Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            BayBank, N.A. and BayBank Investment Management, Inc.
            (now known as The First National Bank of Boston)
                               100 Federal Street
                               Boston, Massachusetts
                               02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Federated Securities Corp.
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania  15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):  Not Applicable.

      (b)   Trustee's name(s) and address(es):  Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:  Not Applicable.

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place: July 31, 1996 and August 15, 1996.

      If No, explain: Not Applicable.

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If    Yes, state the date on which the shareholder vote took place:
            November 6, 1996.

      If No, explain: Not Applicable.


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ X ] Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            November 25, 1996 and December 9, 1996 (in the case of BayFunds Money Market Portfolio).

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable.

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [ X ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not Applicable.

17.   Closed-end funds only:
      Has the fund issued senior securities?  Not Applicable.

      [  ]        Yes         [  ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: Not Applicable.


18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]       Yes         [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

                                      None.

      (b)  Describe the relationship of each remaining shareholder to the fund:
                  Not Applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not Applicable.


III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not Applicable.

      (b)   Why has the fund retained the remaining assets?  Not Applicable.

      (c)   Will the remaining assets be invested in securities? Not Applicable.

               [  ]  Yes      [  ]  No



21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:
                  Not Applicable.

      (b) How does the fund intend to pay these outstanding debts or other liabilities?
                  Not Applicable.


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:
                        Please see response to Part IV, Item 22(c).

            (ii)  Accounting expenses:
                        Please see response to Part IV, Item 22(c).

            (iii) Other expenses (list and identify separately):
                        Please see response to Part IV, Item 22(c).

            (iv)  Total expenses (sum of lines (i)-(iii) above):
                        Please see response to Part IV, Item 22(c).

      (b)   How were those expenses allocated?
                  Not Applicable.  Please see response to Part IV, Item 22(c).

      (c)   Who paid those expenses?
                  The exact amount of expense incurred in connection with the merger cannot be determined. The reason for the inability to determine expenses is because the Applicants' investment advisers were acquired by Bank Boston, N.A., who was then acquired by Fleet Bank. None of the original personnel involved in the merger are employed by these entities. However, all such fees were paid directly by the Applicants' investment adviser and its affiliates. In addition, counsel for the Applicant who originally prepared and filed the N-8F also experienced change in personnel and no additional action has been taken on this pending deregistration request. Therefore, as Applicant's former administrator, we decided to finalize the amendment in an effort to complete the deregistration process.

      (d)   How did the fund pay for unamortized expenses (if any)?
                  There were no unamortized expenses to be paid.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ X ]       Yes         [  ]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Application for order under Section 8(f) was filed June 5, 1997 (File No. 811-6296).

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation: Not Applicable.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

   If Yes, describe the nature and extent of those activities:  Not Applicable.

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:  1784 Funds.

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-7474.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 33-10975, Form N-14, filed August 26, 1996.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.


                                  VERIFICATION

      The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BayFunds, (ii) he is the Secretary of BayFunds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                    /s/Victor R. Siclari
                                    Victor R. Siclari
                                    Secretary, Bayfunds
                                    January 26, 2000